Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-190078

May 2, 2016

Huntington Bancshares Incorporated

Reopening of 8,000,000 Depositary Shares, Each Representing a 1/40th Interest

in a Share of 6.250% Series D Non-Cumulative Perpetual Preferred Stock

SUMMARY OF TERMS DATED MAY 2, 2016

Issuer	Huntington Bancshares Incorporated

Security	Reopening of 8,000,000 Depositary Shares, each representing a 1/40th interest in a share of 6.250% Series D Non-Cumulative Perpetual Preferred Stock (the “Series D Preferred Stock”). Upon settlement, the Depositary Shares will form part of the same series as, and will be fungible with, the Issuer’s 16,000,000 outstanding Depositary Shares, each representing a 1/40th interest in a share of Series D Preferred Stock originally issued on March 21, 2016

Size of Reopening	$200,000,000 (8 million depositary shares)

Aggregate amount outstanding of Series D Preferred Stock post-reopening	$600,000,000 (24 million depositary shares)

Maturity	The Series D Preferred Stock does not have a maturity date, and the Issuer is not required to redeem the Series D Preferred Stock. Accordingly, the Series D Preferred Stock and the related depositary shares will remain outstanding indefinitely, unless and until the Issuer decides to redeem it.

Ratings:	Baa3 (Moody’s) / BB (S&P) / BB (Fitch)*

Liquidation Preference	$1,000 per share (equivalent to $25.00 per depositary share)

Dividend Rate (Non-Cumulative)	At a rate per annum equal to 6.250% from March 21, 2016

Dividend Payment Date	15th Day of January, April, July and October, commencing on July 15, 2016

Redemption	Pursuant to the terms of the Series D Preferred Stock, the Series D Preferred Stock may be redeemed at the Issuer’s option: (i) in whole or in part, from time to time, on any dividend payment date on or after April 15, 2021; or (ii) in whole but not in part, within 90 days following a regulatory capital treatment event, at a redemption price equal to $1,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends and, in the case of a redemption following a regulatory capital treatment event, the pro-rated portion of dividends, whether or not declared, for the dividend period in which such redemption occurs. Notwithstanding the foregoing, the Issuer has committed to the Board of Governors of the Federal Reserve System to not redeem or repurchase the Series D Preferred Stock (whether issued on March 21, 2016 or pursuant to this reopened offering) for at least five years after the date of the issuance of the depositary shares offered hereby (except in the case of a redemption following a regulatory capital treatment event as described in clause (ii) of the foregoing sentence).

Trade Date	May 2, 2016

Settlement Date	May 5, 2016 (T + 3)

Public Offering Price	$25.00 per depositary share plus accrued dividends from March 21, 2016 in the amount of $0.191 per depositary share

Underwriting Discount	$2,000,000

Net Proceeds, including the accrued dividends, but before deducting expenses, to Issuer	$199,528,000

Sole Book-Running Manager	Wells Fargo Securities, LLC

Joint Lead Managers	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC UBS Securities LLC The Huntington Investment Company

Listing	The depositary shares will be listed on the NASDAQ Global Select Market under the symbol “HBANO”.

CUSIP/ISIN	446150708 / US4461507083

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by us. The Issuer has filed a registration statement (File Number 333-190078) (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement related to that registration statement and other documents that the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the website of the Securities and Exchange Commission at www.sec.gov. Copies of the prospectus, preliminary prospectus supplement and any subsequently filed prospectus supplement relating to the offering may be obtained from Wells Fargo Securities, LLC, telephone: 1-800-645-3851.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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